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                                                  news release

[iMagic TV logo]

 SaskTel to use iMagicTV's Platform in Deployment of TV and Other Interactive Services

Demonstrates Continued Momentum for iMagicTV's Software in the Market; Adds to Growing Number of Deployments

SAINT JOHN, NEW BRUNSWICK, CANADA - January 10, 2002 - iMagicTV, (Nasdaq:IMTV and TSE:IMT) a provider of software platforms that allow telephone companies and other service providers to deliver interactive multi-channel television, today announced SaskTel, a full service communications company in Saskatchewan, Canada, will commercially deploy interactive Digital TV to its consumers using iMagicTV's DTV Manager software platform.

     The commercial deployment set for 2002, follows a successful trial that offered consumers digital TV services.

     "We are pleased to have another customer commercially deploying TV services using our software platform," said Marcel LeBrun, president and CEO of iMagicTV. "iMagicTV's software provides opportunities for telephone companies, such as SaskTel, to compete, increase revenue and keep their high-valued customers by offering a suite of multiple services that truly personalize the consumers entertainment experience." iMagicTV's DTV Manager software platform enables telephone companies and other service providers to deliver broadband television and interactive media services, over broadband networks3 SaskTel is the leading full service communications company in Saskatchewan, offering complete wireline, wireless, Internet and e-business solutions over a state-of-the-art, digital network.3SaskTel will use iMagicTV's software to provide pay audio and pay-per-view channels, high-speed Internet access, e-mail, and local information to its customers.

     "We're pleased to be reaching our goal of offering interactive television and entertainment services into Saskatchewan homes this year," said Shelly Smith, General
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Manager, Digital Interactive Video, SaskTel. "With iMagicTV's sophisticated, easy to integrate software, we are armed with the types of convenience and reliability that our customers want and demand, and we can do it over our existing infrastructure profitably."

About iMagicTV iMagicTV (Nasdaq: IMTV and TSE: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK and its Asia Pacific headquarters in Singapore. The Company also has offices located in the United States. For more information, visit www.imagictv.com.

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Information in this release that involves iMagicTV's projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about iMagicTV's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to iMagicTV as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. These and other factors are risks associated with our business that may affect our operating results, which are discussed in the Company's filings with the Securities and Exchange Commission (SEC).

Contacts:
Rob Begg                                          Tim Kydd
IMagicTV                                          SaskTel, Corporate Affairs
506-631-3000                                      306-777-5638
rbegg@imagictv.com                                tim.kydd@sasktel.sk.ca